Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Greenwood Village, Colorado 80111

September 9, 2011

VIA EDGAR FILING

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

RE: Great-West Life & Annuity Insurance Company
        Form 8-K
        SEC File No. 333-01173

Ladies and Gentlemen:

The following document is a Form 8-K filing for Great-West Life & Annuity Insurance
Company.

If there are any questions regarding this filing, please contact me at (303) 737-3106.

Sincerely,

/s/ David C. Larsen

David C. Larsen
Senior Counsel and Associate Secretary

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported) September 7, 2011

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Exact name of registrant as specified in its charter)

Colorado	333-01173	84-0467907
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

8515 East Orchard Road, Greenwood Village, Colorado	80111
(Address of principal executive offices)	(Zip Code)

(303) 737-3000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR   240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR   240.13e-4(c))

ITEM 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS

Effective September 7, 2011:

1. Mitchell T.G. Graye, the principal executive officer of Great-West Life & Annuity Insurance Company (the "Registrant") has also taken on the responsibilities of principal financial officer of the Registrant. Mr. Graye, 56, previously served as the Registrant's Chief Financial Officer from 1997 through May 2008, at which time he was appointed President and Chief Executive Officer. Mr. Graye has been a member of the Board of Directors of the Registrant since 2008.

2. Glen R. Derback retired as the Registrant's principal accounting officer. Mr. Derback will remain with the Registrant until February 28, 2012 as Senior Vice President, Finance.

3. James Van Harmelen, 58, succeeded Mr. Derback as the Registrant's principal accounting officer with the title Senior Vice President and Controller. Mr. Van Harmelen recently served as Vice President and Controller, International Operations, at MetLife since August 2008; as Vice President, Finance, at American International Assurance Company, Limited, from May 2007 through July 2008; and as Executive Vice President and Chief Financial Officer, at New York Life International, from May 2005 through April 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 9, 2011

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By: /s/ Richard G. Schultz
Name: Richard G. Schultz
Title: Senior Vice President, General Counsel
    and Secretary